Filed pursuant to Rule 433

Dated September 9, 2026

Registration No. 333-290939

Corporación Andina de Fomento

USD 2,000,000,000 of 4.750% Notes due September 2031

Issuer:	Corporación Andina de Fomento

Ratings(1):	Moody’s: Aa1 (Stable) / S&P: AA+ (Stable) / Fitch: AA- (Positive)

Security Status:	Senior unsecured notes; not secured by any property or assets; notes rank equally with all other unsecured and unsubordinated indebtedness

Transaction Type:	SEC Registered

Currency:	U.S. Dollars (“USD”)

Total Principal Amount:	USD 2,000,000,000

Offering Price:	99.618%

Net Proceeds:	USD 1,989,860,000

Underwriting Discount:	0.125%

All-in Price:	99.493%

All-in Yield:	4.865%

Trade Date:	September 9, 2026

Settlement Date:	September 16, 2026 (T+5)

Maturity Date:	September 16, 2031

Coupon:	4.750 % per annum, payable semi-annually

Spread to SOFR Mid-Swap:	51 bps

Benchmark Instrument:	UST 4.375% due August 31, 2031

Benchmark Instrument Price/Yield:	99-022 / 4.586%

Spread to Benchmark Instrument:	+25.1 bps

Yield to Maturity:	4.837%

Interest Payment Frequency:	Semi-annual

Interest Payment Dates:	March 16 and September 16, commencing on March 16, 2027 up to and including the Maturity Date

Interest Rate Basis:	30/360

Business Day Convention:	Modified Following, Unadjusted

Redemption Provisions:	Redeemable in whole, but not in part, for tax reasons

Sinking Fund Provisions:	No sinking fund provisions

Form:	Global note held by depositary or the depositary’s custodian

Denominations:	Denominations of USD 1,000.00 and integral multiples of USD 1,000.00 in excess thereof

Clearing:	DTC / Euroclear / Clearstream

Joint Book-Running Managers:	Crédit Agricole Corporate and Investment Bank Goldman Sachs International HSBC Bank plc J.P. Morgan Securities plc Nomura International plc

Names and Addresses of Representatives:

Crédit Agricole Corporate and Investment Bank

12 Pl. des États Unis CS 70052,

Montrouge 92547

France

Goldman Sachs International

Plumtree Court

25 Shoe Lane

London, EC4A 4AU

United Kingdom

HSBC Bank plc

8 Canada Square

London E14 5HQ

United Kingdom

J.P. Morgan Securities plc

25 Bank Street

Canary Wharf

London E14 5JP

United Kingdom

Nomura International plc

1 Angel Lane

London EC4R 3AB

United Kingdom

Governing Law:	New York

Listing:	Application will be made to admit the notes to the official list of the Financial Conduct Authority and to the regulated market of the London Stock Exchange

CUSIP/ISIN:	CUSIP: 219868CS3 ISIN: US219868CS37

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch Ratings. These ratings are not a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

FCA/ICMA stabilization applies.

UK MiFIR Professionals/ECPs-only – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

MiFID Professionals/ECPs-only – Manufacturer target market (MiFID product governance) is eligible counterparties and professional clients only (all distribution channels).

No EEA UK PRIIPs KID or UK DISC disclosure document – No EEA key information document (KID) or UK FCA Product Disclosure Sourcebook (DISC) disclosure document has been prepared as the securities will not be available to retail in the UK or EEA.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

A preliminary prospectus supplement of CAF accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/947438/000119312526384441/d305614d424b3.htm.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a copy of the prospectus if you request it by calling Crédit Agricole Corporate and Investment Bank at +44 20 7214 5171, Goldman Sachs International at +44 (0) 20 7774 1000, HSBC Bank plc at +1 (866) 811 8049, J.P. Morgan Securities plc at +1 866 803 9204 or Nomura International plc at +1 212 667 9000.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.